ALEX WENIGER-ARAUJO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 aweniger@loeb.com

Via Edgar

August 4, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Liz Packebusch
Laura Nicholson

Re:	Evergreen Corporation
Form 10-K for the Fiscal Year ended November 30, 2022
Filed March 3, 2023
File No. 001-41271

Dear Ms. Packebusch:

On behalf of our client, Evergreen Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated August 1, 2023 (the “Staff’s Letter”) regarding the Company’s Form 10-K for the Fiscal Year ended November 30, 2022 that was filed by the Company on March 3, 2023 (the “Form 10-K”). Concurrently with the submission of this letter, the Company is filing an amendment to the Form 10-K (the “Amended Form 10-K”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Form 10-K, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Alex Weniger-Araujo August 4, 2023 Page 2

Form 10-K for the Fiscal Year ended November 30, 2022

General

1. We note disclosure in your Form 14A filed on June 22, 2023 indicating that your sponsor is controlled by a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amended Form 10-K in accordance with the Staff’s comment and will include similar disclosure in future period reports.

Thank you very much for your time and attention to this matter and please call me at 212.407.4063 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo
Partner